FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 04, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc - Result of Annual General Meeting

4 May 2016

Following the Annual General Meeting held today, The Royal Bank of Scotland Group plc announces the results of the poll vote for each resolution as follows. Resolutions 17, 19, 20 and 22 were passed as special resolutions.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Voting Share Capital	Withheld *
Resolution 1 To receive the accounts for the year ended 31 December 2015 and the reports of the directors and auditors therein	42,870,073,884	99.98	7,232,572	0.02	91.62	3,265,972
Resolution 2 To approve the Annual Report on Remuneration in the Directors' Remuneration Report	42,686,046,288	99.56	188,029,796	0.44	91.61	6,603,412
Resolution 3 To elect Howard Davies as a director	42,820,770,396	99.86	57,943,312	0.14	91.62	1,842,668
Resolution 4 To re-elect Ross McEwan as a director	42,858,022,712	99.95	20,963,832	0.05	91.62	1,494,752
Resolution 5 To re-elect Ewen Stevenson as a director	42,857,042,372	99.95	21,687,276	0.05	91.62	1,748,848
Resolution 6 To re-elect Sandy Crombie as a director	42,842,323,048	99.92	36,365,244	0.08	91.62	1,780,668
Approval of Sandy Crombie's re-election by independent shareholders only	9,104,388,972	99.60	36,365,244	0.40	69.99	1,780,668
Resolution 7 To re-elect Alison Davis as a director	42,830,426,776	99.89	48,327,684	0.11	91.62	1,803,624
Approval of Alison Davis's re-election by independent shareholders only	9,092,492,700	99.47	48,327,684	0.53	69.99	1,803,624
Resolution 8 To re-elect Morten Friis as a director	42,859,044,320	99.95	19,603,572	0.05	91.62	1,907,624
Approval of Morten Friis' re-election by independent shareholders only	9,121,110,244	99.79	19,603,572	0.21	69.99	1,907,624
Resolution 9 To re-elect Robert Gillespie as a director	42,857,289,076	99.95	21,423,500	0.05	91.62	1,841,792
Approval of Robert Gillespie's re-election by independent shareholders only	9,119,355,000	99.77	21,423,500	0.23	69.99	1,841,792
Resolution 10 To re-elect Penny Hughes as a director	42,858,666,604	99.95	20,069,352	0.05	91.62	1,811,844
Approval of Penny Hughes' re-election by independent shareholders only	9,120,732,528	99.78	20,069,352	0.22	69.99	1,811,844
Resolution 11 To re-elect Brendan Nelson as a director	42,853,467,756	99.94	25,256,916	0.06	91.62	1,823,480
Approval of Brendan Nelson's re-election by independent shareholders only	9,115,533,680	99.72	25,256,916	0.28	69.99	1,823,480
Resolution 12 To re-elect Baroness Noakes as a director	42,850,946,232	99.93	27,899,072	0.07	91.62	1,702,644
Approval of Baroness Noakes' re-election by independent shareholders only	9,113,012,156	99.69	27,899,072	0.31	69.99	1,702,644
Resolution 13 To elect Mike Rogers as a director	42,853,845,328	99.95	23,536,232	0.05	91.62	3,170,756
Approval of Mike Rogers' election by independent shareholders only	9,115,911,252	99.74	23,536,232	0.26	69.98	3,170,756
Resolution 14 To appoint Ernst & Young LLP as auditors	42,873,971,708	99.99	5,545,120	0.01	91.63	1,212,452
Resolution 15 To authorise the Group Audit Committee to fix the remuneration of the auditors	42,876,148,532	99.99	3,127,204	0.01	91.62	1,365,892
Resolution 16 To renew the directors' authority to allot securities	42,617,034,176	99.39	260,313,764	0.61	91.62	3,294,572
Resolution 17 To renew the directors' authority to allot equity shares on a non pre-emptive basis	42,506,422,492	99.26	316,339,872	0.74	91.50	57,955,464
Resolution 18 To renew the directors' authority to allot shares or grant rights to subscribe for or to convert any security into shares in connection with the issue of Equity Convertible Notes	42,603,829,928	99.36	274,661,504	0.64	91.62	2,225,520
Resolution 19 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with the issue of Equity Convertible Notes	42,317,590,584	98.69	560,893,256	1.31	91.62	2,243,864
Resolution 20 To permit the holding of General Meetings at 14 days' notice	42,150,049,380	98.30	729,250,516	1.70	91.62	1,416,720
Resolution 21 To renew the authority in respect of political donations and expenditure by the Company in terms of Section 366 of the Companies Act 2006	42,367,621,296	98.81	508,465,256	1.19	91.62	4,576,532
Resolution 22 To renew the authority for the Company to purchase its own shares on a recognised investment exchange	42,769,863,048	99.75	109,333,876	0.25	91.62	1,524,428
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: www.Hemscott.com/nsm.do

As at 29 April 2016 (being the latest date by which shareholders who wanted to vote at the Annual General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company was 46,798,773,168.

Contact

RBS Media Centre
+44 (0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 May 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary